UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 01-34219

DESTINATION XL GROUP, INC. 401(K) SALARIED SAVINGS PLAN

(Full title of the plan)

DESTINATION XL GROUP, INC.

555 Turnpike Street

Canton, Massachusetts 02021

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Financial Statements and Supplemental Schedule

Year Ended December 31, 2013

Report of Independent Registered Public Accounting Firm

Plan Administrator

Destination XL Group, Inc.

401(k) Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Destination XL Group, Inc. 401(k) Salaried Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann CPAs

(The New York Practice of Mayer Hoffman McCann P.C.)

New York, New York

June 30, 2014

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2013 and 2012

	December 31,
	2013	2012
Assets
Investments, at fair value (Notes 3, 4 and 5)	$36,177,255	$30,758,147

Receivables:
Participants’ contributions	—	135
Employer contributions	1,170,977	985,939
Notes receivable from participants	794,878	819,769

	1,965,855	1,805,843

Total assets reflecting investments at fair value	38,143,110	32,563,990

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(84,549)	(152,763)

Net assets available for benefits	$38,058,561	$32,411,227

See accompanying notes to financial statements.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2013

Additions:

Investment income:
Net appreciation in fair value of investments (Note 3)	$3,882,782
Dividend income	1,830,118

5,712,900

Interest income on notes receivable from participants	38,837

Contributions:
Participants	2,782,989
Employer	1,171,616
Rollovers	439,123

4,393,728

Transfers into the Plan (Note 1)	309,832

Total additions	10,455,297

Deductions:

Benefits paid to participants	4,443,666
Transfers out of the Plan (Note 1)	334,921
Administrative fees	29,376

Total deductions	4,807,963

Net increase	5,647,334

Net assets available for benefits at beginning of year	32,411,227

Net assets available for benefits at end of year	$38,058,561

See accompanying notes to financial statements.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan

The following description of Destination XL Group, Inc. 401(k) Salaried Savings Plan (formerly Casual Male Retail Group, Inc. 401(k) Salaried Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees of Destination XL Group, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Company’s Investment Committee (“Committee”), which is a committee comprised of members of management of the Company. The Committee has overall responsibility for the operation and administration of the Plan. The Committee, along with its investment advisors and trustee, has developed an investment policy to determine the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors.

Eligibility

All salaried employees of the Company who have completed six months of employment and are at least 21 years of age are eligible to participate in the Plan. After completing age and service requirements, the employee can enter the Plan on the first day of any subsequent month.

As participants change positions at the Company, they may change from an hourly to salary status or vice versa. Assets transferred to the Destination XL Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2013 were $334,921. Assets transferred from the Destination XL Group, Inc. 401(k) Hourly Savings Plan during the year ended December 31, 2013 were $309,832.

Contributions

Each year, participants may contribute up to 80% of annual compensation as defined in the Plan. The participants can elect their contributions to be on a before tax and/or after tax basis. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Additionally, participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Contributions are subject to certain Internal Revenue Code (“Code”) limitations.

Under the Safe Harbor Matching provisions permitted under the Pension Protection Act of 2006, the Company matches 100% of the participant’s elective deferral for the first 1% of eligible compensation plus 50% of the participant’s elective deferral for the next 5% of eligible compensation. Additional amounts may be contributed at the discretion of the Company.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Automatic Enrollment

Each employee who has satisfied the eligibility requirements shall be automatically enrolled and shall have an amount equal to 5% of their compensation automatically deferred unless the employee affirmatively elects a different elective deferral contribution percentage (including a zero percent election). Unless an eligible employee affirmatively elects not to contribute or changes his or her deferral rate, the pre-tax deferral will increase annually by 1% not to exceed 10%.

Participants’ Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching and discretionary contribution, Plan earnings, and charged with an allocation of Plan expenses. The Plan expenses are divided equally to all participants. The benefits to which a participant is entitled are the benefits that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after two years of credited service.

Forfeitures

Amounts forfeited under the Plan are used to reduce future employer contributions and administrative expenses. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $48,608 and $70,826 respectively. In March 2014, $30,000 was used to reduce employer contributions.

Investment Options

Upon enrollment in the Plan, participants may direct their elective contribution and Company contributions into various investment options offered by the Plan.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Investment Options (continued)

Participants may change their investment options at any time.

Notes Receivable from Participants

Participants may borrow the lesser of $50,000 reduced by the individual’s highest outstanding loan balance during the preceding twelve months or 50% of the individual’s vested balance with a minimum of $1,000 per loan. Loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the Plan Administrator at the inception of the loan (currently at prime rate plus 1.5%). Loan terms range from one to five years unless the loan is used to purchase a primary residence, in which case the loan may be repaid over a ten-year period. Other restrictions, as specified in the Plan agreement, may apply to a participant’s loan transaction. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Distribution can be made if requested due to disability, retirement, or termination of employment. On termination of service for any reason, a participant may receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, if the vested interest is $5,000 or less. If the participant’s vested interest is over $5,000, the participant may elect to receive payment in a lump-sum amount or installments paid over a certain number of years selected by the participant.

Beneficiaries may request a distribution of the vested account balance in the event of death. The account balance will continue to increase or decrease, as appropriate, based on the investment returns until it is distributed.

Distribution can be deferred to a later date, however, it cannot be postponed if the vested account balance is $5,000 or less; in which case the Plan Administrator will direct the Trustee that any amount exceeding $1,000 be distributed to an Individual Retirement Account or Annuity (“IRA”). If the vested account balance is $1,000 or less, the Plan Administrator will direct the Trustee to distribute it as a lump sum distribution without the participant’s consent. Prior to such distribution, participants still have the right to request that the amount be distributed directly to them in the form of a lump sum payment or to request that it be rolled-over to a different IRA provider or another retirement plan eligible to receive rollover contributions. If the participant fails to request a different treatment of an automatic distribution under the Plan’s cash-out provision, the distribution will be paid over to an IRA provider chosen by the Plan Administrator and invested in a product designed to preserve the principal of that distribution while still providing a reasonable rate of return and preserving liquidity. The fees assessed against this newly established IRA by its provider will be paid by the participant.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

The Fidelity Advisor Stable Value Fund invests in fully benefit-responsive investment contracts which are reported at fair value (see Note 5); however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and trustee. See Note 5 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Unit Values

Individual participant accounts for the Fidelity Advisor Stable Value Fund, a common/collective trust fund, are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the fund, but do have an interest therein represented by units valued daily. The fund earns dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

In accordance with the Plan, all administrative expenses may be paid out of the Plan unless paid by the Company. During 2013, there were no expenses paid by the Company. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 3 – Investments

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$3,464,618
Common Stock	418,164

$3,882,782

Investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2013	2012
Fidelity Advisor Stable Value Fund *	$4,357,437	$4,408,511
JP Morgan Equity Index	3,610,815	2,766,814
Fidelity Advisor New Insights	3,444,545	2,849,576
PIMCO Total Return	2,127,070	**
Fidelity Advisor Freedom 2035	2,087,984	**
Fidelity Advisor Leveraged Company Stock Fund	1,988,254	**
Fidelity Advisor Freedom 2005	1,977,397	1,933,355
Federated Bond Fund	***	1,859,251

*	The amount represents contract value for this investment.
**	Not applicable, investment amount is below 5%.
***	The Plan did not have any investment in this fund at December 31, 2013.

Note 4 – Non Participant Directed Investments

Information about the net assets and the significant components of the change in net assets relating to the non participant directed investments is as follows:

	December 31,
	2013	2012
Net Assets:
Fidelity Advisor Stable Value Fund	$48,608	$70,826

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 4 – Non Participant Directed Investments (continued)

Year Ended
December 31, 2013
Changes in Net Assets:
Dividend income	$289
Current year forfeitures Contributions	50,855 638
Forfeitures used to reduce prior year employer match	(74,000)

$(22,218)

Note 5 – Fair Value Measurements

The Plan measures fair value in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, Fair Value Measurement, which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1		Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2		Inputs to the valuation methodology include

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3		Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimating fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 5 – Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap stock funds	$8,123,795	$—	$—	$8,123,795
Mid cap stock funds	4,374,243	—	—	4,374,243
Small cap stock funds	1,426,222	—	—	1,426,222
International stock funds	2,109,438	—	—	2,109,438
Target funds	11,789,711	—	—	11,789,711
Fixed income funds	3,054,473	—	—	3,054,473

Total mutual funds	30,877,882	—	—	30,877,882

Common stock:
Retail	857,387	—	—	857,387

Common/collective trust fund:
Fixed income fund	—	4,441,986	—	4,441,986

Total investments at fair value	$31,735,269	$4,441,986	$—	$36,177,255

Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large cap stock funds	$6,323,239	$—	$—	$6,323,239
Mid cap stock funds	3,121,095	—	—	3,121,095
Small cap stock funds	1,000,275	—	—	1,000,275
International stock funds	2,029,576	—	—	2,029,576
Target funds	9,530,473	—	—	9,530,473
Fixed income funds	3,383,828	—	—	3,383,828

Total mutual funds	25,388,486	—	—	25,388,486

Common stock:
Retail	808,386	—	—	808,386

Common/collective trust fund:
Fixed income fund	—	4,561,275	—	4,561,275

Total investments at fair value	$26,196,872	$4,561,275	$—	$30,758,147

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 6 – Common/Collective Trust Fund

The Fidelity Advisor Stable Value Fund is a common/collective trust fund that is considered to be a stable value fund with underlying investments in investment contracts and is valued at fair value and then adjusted by the issuer to contract value. The net asset value of the stable value fund is the fair market value of its underlying investments and contract value is principal plus accrued interest. The Fidelity Advisor Stable Value Fund is a stable value fund that is an open-end commingled pool dedicated exclusively to the management of assets of defined contribution plans. The Fidelity Advisor Stable Value Fund’s investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Fidelity Advisor Stable Value Fund invests in underlying assets (typically fixed income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and enters into a “wrapper” contract issued by a third party. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, certain events limit the ability of the Plan to transact at contract with the issuer. Such events include the following: (1) amendment to the Plan document (including complete or partial termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with Plan participants is probable of occurring. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The common/collective trust fund has certain restrictions on withdrawals and transfers as follows: withdrawals directed by the Company must be preceded by twelve months written notice to the Trustee, provided, however, that the Trustee may, in its discretion complete any plan-level withdrawals before the expiration of such twelve month period, withdrawals made in order to accommodate distribution to participants, whether in-service or following termination of employment, may be made on any business day; withdrawals made in order to accommodate a participant-directed exchange to another investment option may be made on any business day, provided that the exchange is not directed to a competing fund (money market funds or certain other types of fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 7 – Related Party and Party In Interest Transactions

The Plan owned 131,099 and 192,473 shares of Destination XL Group, Inc. valued at $857,387 and $808,386 at December 31, 2013 and 2012, respectively. Additionally, certain Plan investments are shares of mutual funds and units in the Fidelity Advisor Stable Value Fund managed by Fidelity Management Trust Company who is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investments, as they are paid through revenue sharing, rather than a direct payment.

Note 8 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 9 – Income Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2008 stating that the form of the Plan is qualified under Section 401 of the Code and, therefore, the related trust tax-exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the opinion letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the taxing authorities. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdiction.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Notes to Financial Statements

Note 9 – Income Tax Status (continued)

There are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

Note 10 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for benefits per the financial statements	$38,058,561	$32,411,227
Adjustment from fair value to contract value for fully benefit-responsive investment contract	84,549	152,763

Net assets available for benefits per Form 5500	$38,143,110	$32,563,990

The following is a reconciliation of net appreciation in fair value of investments, dividend income, and interest income on notes receivable from participants for the year ended December 31, 2013 per the financial statements to Form 5500:

Net appreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per the financial statements	$5,751,737

Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2013	84,549

Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts in 2012	(152,763)

Net appreciation in fair value of investments, dividend income, and interest income on notes receivable from participants per Form 5500	$5,683,523

Destination XL Group, Inc. 401(k) Salaried Savings Plan

SUPPLEMENTAL SCHEDULE

Destination XL Group, Inc. 401(k) Salaried Savings Plan

EIN: 04-2623104/Plan Number: 004

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units	Current Value
Commingled funds held through Fidelity Investments:
	*Fidelity Advisor Stable Value Fund (1)	4,357,437	$4,441,986
Mutual Funds held through Fidelity Investments:
	Cash—interest bearing	—	1,258
	*Fidelity Advisor Leveraged Company Stock	37,184	1,988,254
	*Fidelity Advisor Freedom 2010	19,738	251,460
	*Fidelity Advisor Freedom 2020	126,020	1,684,892
	*Fidelity Advisor Freedom 2030	92,273	1,289,978
	*Fidelity Advisor Freedom 2040	86,873	1,246,626
	*Fidelity Advisor Freedom Income	9,366	103,771
	*Fidelity Advisor New Insights	130,872	3,444,545
	*Fidelity Advisor Freedom 2005	164,509	1,977,397
	*Fidelity Advisor Freedom 2015	42,480	539,495
	*Fidelity Advisor Freedom 2025	103,585	1,363,180
	*Fidelity Advisor Freedom 2035	155,936	2,087,984
	*Fidelity Advisor Freedom 2045	71,499	800,072
	*Fidelity Advisor Freedom 2050	34,314	381,228
	*Fidelity Advisor Freedom 2055	5,495	63,628
	Templeton Global Bond Fund	24,268	318,875
	Columbia Acorn International	33,958	1,583,480
	Pioneer Equity Income	31,305	1,068,435
	Prudential Jennison Mid Cap Growth Fund	33,011	1,282,134
	Allianz NFJ International Value	22,741	525,770
	American Century Investment Mid Cap Value	70,175	1,103,855
	PIMCO Total Return	198,978	2,127,070
	Pioneer Oak Ridge Small Cap Growth Fund	17,330	682,628
	JP Morgan High Yield Fund	39,212	317,301
	JP Morgan Equity Index	91,297	3,610,815
	JP Morgan Emerging Economy	14	188
	Perkins Small Cap Value Fund	29,058	743,594
	Blackrock Inflation Protected Bond Fund	27,278	289,966
Common Stock held through Fidelity Investments:
	* Destination XL Group, Inc.	131,099	857,387

			36,177,255
* Notes receivable from participants: 4.75%—6.00%			794,878

			$36,972,133

*	Indicates party-in-interest to the Plan.
(1)	Includes $48,608 of non participant-directed, unallocated forfeitures for which historical cost approximates current value.

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Destination XL Group, Inc. 401(k) Salaried Savings plan

By: /s/ Peter H. Stratton, Jr.
Peter H, Stratton, Jr., Senior Vice President and Chief
Financial Officer of Destination XL Group, Inc., the Plan Administrator

June 30, 2014

Destination XL Group, Inc. 401(k) Salaried Savings Plan

Index to Exhibits

23.1	Consent of Independent Registered Public Accounting Firm